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SECI 13011643 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46579

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRANSACTIONDRIVERS, LLC DBA KANE & COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 MANNING AVENUE
(No. and Street)

LOS ANGELES (City) CALIFORNIA (State) 90024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL W. KANE 310/208-1166
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, BARON, GOODYEAR, LLP
(Name – *if individual, state last, first, middle name*)

6700 E. PACIFIC COAST HWY., SUITE 255, LONG BEACH, CA 90803
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 22 2013
REGISTRATIONS BRANCH
16

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL W. KANE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRANSACTIONDRIVERS LLC DBA KANE & COMPANY, as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature MICHAEL W. KANE

MANAGING MEMBER
Title

SUBSCRIBING WITNESS

SEE ATTACHED.
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of ~~Changes in Financial Condition~~. **Cash Flows**
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ **(o) Independent Auditors' Report on Internal Accounting Control**

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TransactionDrivers LLC
dba KANE & COMPANY

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2012

(With Independent Auditors' Report Thereon)

GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

TransactionDrivers LLC
dba KANE & COMPANY

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2012

(With Independent Auditors' Report Thereon)

CALIFORNIA PROOF OF EXECUTION BY SUBSCRIBING WITNESS CIVIL CODE § 1195, 1196

State of California
County of LOS ANGELES } ss.

On FEB. 15, 2013 (Date), before me, the undersigned, a Notary Public for the state, personally appeared GREGORY A. GOODYEAR (Name of Subscribing Witness), proved to me to be the person whose name is subscribed to the within instrument, as a witness thereto, on the oath/affirmation of CAROLYN DE LA MERCED (Name of Credible Witness Who Identifies Subscribing Witness), who is a credible witness known to me, and provided a satisfactory identifying document. GREGORY A. GOODYEAR (Name of Subscribing Witness), being by me duly sworn, deposed and said that he/~~she~~ was present and saw/he~~ard~~

(1) MICHAEL W. KANE (Name of Absent Principal Signer) (,)
(and
(2) ____________ (Name of Absent Principal Signer) ,)

the same person~~(s)~~ described in and whose name~~(s)~~ is/~~are~~ subscribed to the within, or attached, instrument in his/~~her/their~~ authorized capacity~~(ies)~~ as (a) party~~(ies)~~ thereto, execute or acknowledge executing the same, and that said affiant subscribed his/~~her~~ name to the within instrument as a witness at the request of

(1) MICHAEL W. KANE (Name of Absent Principal Signer (Again)) (.)
(and
(2) ____________ (Name of Absent Principal Signer (Again)) .)

GEORGIA F. SHAW
Commission # 1856948
Notary Public - California
Los Angeles County
My Comm. Expires Jul 9, 2013

Place Notary Seal and/or Stamp Above

WITNESS my hand and official seal.

[signature]
Signature of Notary Public
GEORGIA F. SHAW

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: SEC ANNUAL AUDITED REPORT, FORM X-17 A-5, PART III

Document Date: FEBRUARY 14, 2013 Number of Pages: 5

Signer(s) Other Than Named Above: MICHAEL W. KANE

Capacity Claimed by Absent Principal Signer (1)
- ☐ Individual
- ☐ Trustee
- ☐ Attorney in Fact
- ☒ Partner — ☐ Limited ☐ General
- ☐ Guardian or Conservator
- ☐ Corporate Officer — Title(s): ______
- ☐ Other: ______

Absent Principal Signer Is Representing: TRANSACTIONDRIVERS, LLC DBA KANE & CO.

Capacity Claimed by Absent Principal Signer (2)
- ☐ Individual
- ☐ Trustee
- ☐ Attorney in Fact
- ☐ Partner — ☐ Limited ☐ General
- ☐ Guardian or Conservator
- ☐ Corporate Officer — Title(s): ______
- ☐ Other: ______

Absent Principal Signer Is Representing: ______

RIGHT THUMBPRINT OF SUBSCRIBING WITNESS
Top of thumb here

<u>CONTENTS</u>

GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

The Managing Member
TransactionDrivers, LLC
dba Kane & Company.
Los Angeles, California

Report on the Financial Statement

We have audited the accompanying statement of financial condition of TransactionDrivers LLC dba Kane & Company (the Company) as of December 31, 2012

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of TransactionDrivers LLC dba Kane & Company as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Goodrich Baron Goodyear, LLP

Long Beach, California
February 14, 2013

TransactionDrivers LLC
dba KANE & COMPANY
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Cash in bank		$ 60,380
Property and equipment:		
Furniture and fixtures	$ 6,425	
Office equipment	1,500	
	7,925	
Accumulated depreciation	(7,925)	
Net property and equipment		-
Total assets		$ 60,380

LIABILITIES AND MEMBER'S EQUITY

Liabilities	$ -
Member's equity	60,380
Total liabilities and member's equity	$ 60,380

The accompanying notes are an integral part of these financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker-dealer formed under the laws of the State of California maintaining its only office in Los Angeles, California, and is subject to a minimum net capital requirement of $5,000 pursuant to SEC Rule 15c3-1. The Company operates pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. The Company's revenues consist of fees for advisory services in connection with mergers and acquisitions as well as consulting fees.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Use of Estimates

The preparation of a financial statement in conformity with generally accepted accounting principles requires the use of management's estimates. Actual results could differ from those estimates and such differences could be material.

Property and Equipment

Property and equipment are stated at its estimated value at the date contributed by the Managing Member. Depreciation of property and equipment is provided over their estimated useful life which is generally five years using the straight-line method.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2012.

Income Taxes

As a limited liability company, the earnings and losses will be included in the personal income tax returns of the member and taxed depending on his personal tax strategies. Accordingly, the Company does not incur additional income tax obligations, and the financial statements do not include a provision for income taxes, except for the California minimum tax. The Company's filed Federal and California income tax returns are subject to examination by the taxing authorities for three and four years, respectively, after being filed.

(2) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance which was February 14, 2013. No transactions or events were found that were material enough to require recognition in the financial statements.

(3) NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement pursuant to SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2012, the net capital was $60,380 which exceeded the required minimum capital by $55,380 and the aggregate indebtedness to net capital ratio was not applicable as there was no aggregate indebtedness.